Exhibit 99.1

SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for

the three and six month periods ended December 31, 2021 and 2020

(Unaudited in U.S. Dollars)

100 Renfrew Drive, Suite 100,

Markham, Ontario,

Canada L3R 9R6

Sangoma Technologies Corporation

December 31, 2021 and 2020

Table of contents

Condensed consolidated interim statements of financial position	3

Condensed consolidated interim statements of income (loss) and comprehensive income (loss)	4

Condensed consolidated interim statements of changes in shareholders’ equity	5

Condensed consolidated interim statements of cash flows	6

Notes to the condensed consolidated interim financial statements	7-28

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at December 31, 2021, June 30, 2021 and June 30, 2020
(Unaudited in US dollars)

	December 31, 2021	June 30, 2021	June 30, 2020
	$	$	$
Assets
Current assets
Cash and cash equivalents (Note 13)	16,953,421	22,095,596	19,995,497
Trade receivables (Note 13)	15,975,754	14,734,417	8,243,720
Inventories (Note 4)	14,341,285	11,820,123	9,277,765
Income tax receivable	303,013	662,579	-
Contract assets	926,968	739,966	473,507
Other current assets	5,519,133	3,296,354	1,749,235
	54,019,574	53,349,035	39,739,724
Non-current assets
Property and equipment (Note 5)	7,045,048	7,653,015	2,202,587
Right-of-use assets (Note 17)	11,760,252	13,529,916	11,871,529
Intangible assets (Note 6)	178,680,305	193,978,453	36,840,607
Development costs (Note 7)	1,753,491	1,532,786	1,799,805
Deferred income tax assets (Note 10)	2,169,307	2,052,084	3,879,665
Goodwill (Note 8)	269,397,741	267,397,741	32,295,582
Contract assets	1,767,863	854,101	320,484
	526,593,581	540,347,131	128,949,983

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 13)	20,895,708	22,360,494	10,409,258
Provisions (Note 18)	283,403	442,464	486,456
Sales tax payable	945,688	1,318,505	592,994
Income tax payable	-	-	1,934,370
Consideration payable (Note 16)	2,311,413	2,335,744	-
Operating facility and loans (Note 9)	14,550,000	14,550,000	12,400,000
Contract liabilities (Note 15)	9,451,854	11,411,621	7,904,975
Derivative liability (Note 9)	182,256	333,315	585,104
Lease obligations on right-of-use assets (Note 17)	2,279,968	2,421,389	2,165,847
	50,900,290	55,173,532	36,479,004

Long term liabilities
Consideration payable (Note 16)	6,894,659	6,766,070	-
Operating facility and loans (Note 9)	53,137,500	60,412,500	24,650,000
Contract liabilities (Note 15)	4,325,311	4,342,110	2,915,123
Non-current lease obligations on right-of-use assets (Note 17)	10,206,358	11,821,289	10,031,680
Deferred income tax liabilities (Note 10)	23,770,417	24,760,637	-
Other non-current liabilities	895,259	917,395	-
	150,129,794	164,193,533	74,075,807

Shareholders’ equity
Share capital	173,124,364	172,461,915	47,423,358
Shares to be issued	192,101,973	192,101,973	-
Contributed surplus	9,667,508	5,392,954	1,788,397
Accumulated other comprehensive loss	(182,256)	(333,315)	(585,104)
Retained earnings	1,752,198	6,530,071	6,247,525
	376,463,787	376,153,598	54,874,176
	526,593,581	540,347,131	128,949,983

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation
Condensed consolidated interim statements of income (loss) and comprehensive income (loss)
For the three and six month periods ended December 31, 2021 and 2020
(Unaudited in US dollars)

	Three month periods ended		Six month periods ended
	December 31,		December 31,
	2021	2020	2021	2020
	$	$	$	$
Revenue (Note 19)	54,235,996	27,086,905	106,714,727	53,309,853
Cost of sales	14,833,191	9,156,990	29,458,978	18,065,305
Gross profit	39,402,805	17,929,915	77,255,749	35,244,548

Expenses
Sales and marketing	14,244,855	4,134,063	27,332,226	7,959,141
Research and development	7,759,342	4,200,177	16,118,873	8,782,931
General and administration	18,147,635	6,800,543	35,414,451	13,171,853
Foreign currency exchange (gain) loss	92,392	(3,595)	85,516	(15,618)
	40,244,224	15,131,188	78,951,066	29,898,307
Income (loss) before interest expense (net), business integration costs, exchange listing expense, gain on change in fair value of consideration payable, business acquisition costs and income taxes	(841,419)	2,798,727	(1,695,317)	5,346,241

Interest expense (net) (Notes 9, 13, 17)	597,451	372,205	1,253,031	760,490
Business integration costs	-	-	836,317	-
Exchange listing expense	1,050,635	-	1,050,635	-
Loss(Gain) on change in fair value of consideration payable (Note 16)	(142,809)	-	104,258	-
Business acquisition costs (Note 20)	-	750	-	808
	1,505,277	372,955	3,244,241	761,298

Income (loss) before income tax	(2,346,696)	2,425,772	(4,939,558)	4,584,943
Provision for income taxes
Current (Note 10)	437,790	1,288,717	807,598	1,484,657
Deferred (Note 10)	(307,403)	(635,647)	(969,283)	(251,934)
Net income (loss)	(2,477,083)	1,772,702	(4,777,873)	3,352,220

Other comprehensive income (loss)
Items to be reclassified to net income
Change in fair value of interest rate swaps, net of tax (Note 9)	112,039	55,722	151,059	91,839
Comprehensive income (loss)	(2,365,044)	1,828,424	(4,626,814)	3,444,059

Earnings per share
Basic (Note 11(iii))	$(0.078)	$0.112	$(0.151)	$0.223
Diluted (Note 11(iii))	$(0.078)	$0.110	$(0.151)	$0.219

Weighted average number of shares outstanding (Note 11(iii))
Basic	31,726,308	15,885,707	31,721,761	15,062,849
Diluted	31,726,308	16,141,844	31,721,761	15,292,886

The accompanying notes are an integral part of these condensed consolidated interim financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the six month periods ended December 31, 2021 and 2020
(Unaudited in US dollars)

	Number of		Shares		Accumulated other		Total
	common	Share	to be	Contributed	comprehensive	Retained	shareholders'
	shares	capital	issued	surplus	loss	earnings	equity
		$	$	$	$	$	$
Balance, June 30, 2020	10,869,676	47,423,358	-	1,788,397	(585,104)	6,247,525	54,874,176
Net income	-	-	-	-	-	3,352,220	3,352,220
Change in fair value of interest rate swaps, net of tax (Note 9)	-	-	-	-	91,839	-	91,839
Common shares issued through short form prospectus, net of costs (Note 11(i))	5,000,857	56,295,235	-	-	-	-	56,295,235
Common shares issued for options exercised (Note 11(i))	37,936	103,992	-	(36,484)	-	-	67,508
Share-based compensation expense (Note 11(ii))	-	-	-	284,378	-	-	284,378
Balance, December 31, 2020	15,908,469	103,822,585	-	2,036,291	(493,265)	9,599,745	114,965,356

Balance, June 30, 2021	19,021,644	172,461,915	192,101,973	5,392,954	(333,315)	6,530,071	376,153,598

Net loss	-	-	-	-	-	(4,777,873)	(4,777,873)
Change in fair value of interest rate swaps, net of tax (Note 9)	-	-	-	-	151,059	-	151,059
Deferred tax benefit on share issuance costs (Note 10)	-	138,259	-	-	-	-	138,259
Common shares issued for options exercised (Note 11(i))	39,594	524,190	-	(177,707)	-	-	346,483
Rounding of fractional shares after share consolidation (Note 2)	(30)	-	-	-	-	-	-
Share-based compensation expense (Note 11(ii))	-	-	-	4,452,261	-	-	4,452,261
Balance, December 31, 2021	19,061,208	173,124,364	192,101,973	9,667,508	(182,256)	1,752,198	376,463,787

The accompanying notes are an integral part of these condensed consolidated interim financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the six month periods ended December 31, 2021 and 2020
(Unaudited in US dollars)

	2021	2020
	$	$
Operating activities
Net income (loss)	(4,777,873)	3,352,220
Adjustments for:
Depreciation of property and equipment (Note 5)	983,667	304,029
Depreciation of right-of-use assets (Note 17)	1,485,942	1,222,038
Amortization of intangible assets (Note 6)	15,298,148	2,930,759
Amortization of development costs (Note 7)	515,386	688,414
Deferred income tax expense (recovery) (Note 10)	(969,283)	(251,934)
Income tax paid	(1,632,768)	(1,235,808)
Share-based compensation expense (Note 11(ii))	4,452,261	284,378
Interest on obligation on right-of-use assets (Note 17)	216,634	173,329
Unrealized foreign exchange loss (gain)	44,022	45,036
Gain on terminated leases	-	(14,873)
Loss on consideration payable	104,258	-
Changes in working capital
Trade receivables	(1,241,337)	1,234,063
Inventories	(2,521,162)	280,816
Income tax receivable	1,992,334	1,678,144
Contract assets	(1,100,764)	(184,461)
Other current assets	(2,222,779)	(152,682)
Sales tax payable	(372,817)	(232,107)
Accounts payable and accrued liabilities	(1,464,786)	(1,608,717)
Provisions	(159,061)	70,932
Contract liabilities	(1,976,566)	(699,048)
Net cash flows from operating activities	6,653,456	7,884,528
Investing activities
Purchase of property and equipment (Note 5)	(508,482)	(196,123)
Development costs (Note 7)	(736,091)	(766,241)
Business combinations, net of cash and cash equivalents acquired (Note 20)	(2,000,000)	-
Net cash flows used in investing activities	(3,244,573)	(962,364)
Financing activities
Repayments of operating facility and loan (Note 9)	(7,275,000)	(9,500,000)
Repayment of right-of-use lease obligation (Note 17)	(1,622,541)	(1,301,088)
Issuance of common shares through short form prospectus, net (Note 11(i))	-	56,295,235
Issuance of common shares for stock options exercised (Note 11(i))	346,483	67,508
Net cash flows (used in) from financing activities	(8,551,058)	45,561,655

(Decrease) Increase in cash and cash equivalents	(5,142,175)	52,483,819
Cash and cash equivalents, beginning of the period	22,095,596	19,995,497
Cash and cash equivalents, end of the period	16,953,421	72,479,316

The accompanying notes are an integral part of these condensed consolidated interim financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

1.	General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company’s shares were traded on the TSX Venture Exchange under the symbol STC until November 1, 2021, at which point the Company’s shares commenced trading on the TSX. In conjunction with listing on the TSX, the Company’s shares were delisted from the TSX Venture Exchange. The Company’s shares commenced trading on NASDAQ on December 16, 2021. The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2022 are Sangoma Technologies Inc., Sangoma US Inc., VoIP Supply LLC, Digium Inc., VoIP Innovations LLC and Star2Star Communications LLC.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators in over 150 countries rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.	Significant accounting policies

Statement of compliance and basis of presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2021.

These condensed consolidated interim financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on February 10, 2022.

These condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2021, except for the change in presentation currency of the Company from Canadian dollars to US dollars described below:

Change in presentation currency of the Company

Effective July 1, 2021, the Company elected to change the presentation currency in its condensed consolidated interim financial statements from Canadian dollars to US dollars, which was applied on a retrospective basis.

Since July 1, 2020, the Company and all of its significant wholly-owned operating subsidiaries are measured in US dollar as the functional currency. The US dollar translated amounts of nonmonetary assets and liabilities as at July 1, 2020 became the historical accounting basis for those assets and liabilities at July 1, 2020. Transactions in non-USD currencies are initially recorded in the US dollar by applying the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in other than US dollar are revaluated at the foreign exchange rate at the reporting date. Foreign exchange differences arising on translation are recognized in the income statement. As both functional currency and presentation currency are US dollar, there is no further need to translate for its presentation.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

2.	Significant accounting policies (continued)

Change in presentation currency of the Company (continued)

A change in presentation currency represents a change in an accounting policy in terms of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Company has retrospectively applied the change to its comparative information for the three and six month periods ended December 31, 2020 and for the fiscal year ended June 30, 2021 by removing the translation adjustments applied in prior year’s statements and reverting to present the amounts and balances in their US dollar functional currency.

It should be noted that the functional currencies of the Company’s primary economic environments in which underlying businesses operate remain unchanged and that foreign exchange exposures will therefore be unaffected by the change, albeit that the effects of such exposures will be presented in US dollar. All other accounting policies remain consistent with those adopted in the audited consolidated financial statements for the year ended June 30, 2021.

Share consolidation (reverse stock split)

On November 2, 2021, the Company implemented a consolidation (the “reverse stock split”) of its outstanding Common Shares on the basis of one new Common Share for every seven currently outstanding Common Shares (the “Consolidation Ratio”). At the special meeting of the Company’s shareholders held on September 23, 2021, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio of up to 20 pre-consolidation common shares for one post-consolidation common share. The Board of Directors selected a share consolidation ratio of seven pre-consolidation common shares for one post-consolidation common share. The Company’s common shares began trading on the TSX on a post-consolidation basis under the Company’s existing trade symbol "STC" on November 8, 2021. In accordance with International Financial Reporting Standards (“IFRS”), the change has been applied retrospectively.

The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company further adjusted the share amounts and exercise prices under its option plans and outstanding options.

IAS 33 Earnings per Share (paragraph 64) requires retrospective restatement of earnings per share for a reverse stock split that occurs subsequent to the balance sheet date but before the date of authorization of the statements. As a result, all disclosures of common shares, per common share data and data related to options in the accompanying condensed consolidated interim financial statements and related notes reflect this reverse stock split for all periods presented.

3.	Significant accounting judgments, estimates and uncertainties

Except for the change in the Company’s presentation currency, these unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2021 and which are available at www.sedar.com. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2021.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

4.	Inventories

Inventories recognized in the consolidated statements of financial position are comprised of:

	December 31,	June 30,
	2021	2021
	$	$
Finished goods	10,006,681	8,422,594
Parts	4,846,421	3,902,439
	14,853,102	12,325,033
Provision for obsolescence	(511,817)	(504,910)
Net inventory carrying value	14,341,285	11,820,123

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

5.	Property and equipment

	Office furniture and computer equipment	Software and books	Stockroom and production equipment	Tradeshow equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at June 30, 2020	1,989,536	412,766	1,290,759	47,210	321,787	4,062,058
Additions through business combinations (Note 20)	473,123	-	4,861,810	-	-	5,334,933
Additions	867,227	3,990	235,053	-	26,676	1,132,946
Disposals	-	-	(132,789)	-	-	(132,789)
Balance at June 30, 2021	3,329,886	416,756	6,254,833	47,210	348,463	10,397,148
Additions	313,594	40,602	127,454	-	26,832	508,482
Disposals	(15,155)	-	(117,718)	-	-	(132,873)
Balance at December 31, 2021	3,628,325	457,358	6,264,569	47,210	375,295	10,772,757

Accumulated depreciation
Balance at June 30, 2020	995,761	223,697	491,742	39,063	109,208	1,859,471
Depreciation expense	375,727	90,498	380,338	1,806	36,293	884,662
Balance at June 30, 2021	1,371,488	314,195	872,080	40,869	145,501	2,744,133
Depreciation expense	321,374	46,999	594,873	608	19,813	983,667
Disposals	-	-	(91)	-	-	(91)
Balance at December 31, 2021	1,692,862	361,194	1,466,862	41,477	165,314	3,727,709

Net book value as at:
Balance at June 30, 2021	1,958,398	102,561	5,382,753	6,341	202,962	7,653,015
Balance at December 31, 2021	1,935,463	96,164	4,797,707	5,733	209,981	7,045,048

For the three and six month periods ended December 31, 2021, depreciation expense of $247,364 and $495,756 (three and six month periods ended December 31, 2020 - $150,661 and $304,029) was recorded in general and administration expense in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). Depreciation expense in the amounts of $293,657 and $487,911 were included in cost of sales for the three and six month periods ended December 31, 2021 (three and six month periods ended December 31, 2020 - $nil).

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

6.	Intangible assets

						Other
	Copyright	Purchased		Customer		purchased
	to software	technology	Website	relationships	Brand	intangibles*	Total
	$	$	$	$	$	$	$
Cost
Balance at June 30, 2020	2,163,532	8,523,164	173,690	29,855,518	6,787,317	2,748,066	50,251,287
Business combinations (Note 20)	-	86,800,000	-	82,400,000	-	-	169,200,000
Balance at June 30, 2021	2,163,532	95,323,164	173,690	112,255,518	6,787,317	2,748,066	219,451,287

Cost fully amortized	(2,163,532)	-	(173,690)	-	-	-	(2,337,222)
Balance at December 31, 2021	-	95,323,164	-	112,255,518	6,787,317	2,748,066	217,114,065

Accumulated amortization
Balance at June 30, 2020	2,163,532	3,034,665	173,690	5,436,705	1,449,052	1,153,036	13,410,680
Amortization expense	-	4,774,716	-	5,898,778	686,021	702,639	12,062,154
Balance at June 30, 2021	2,163,532	7,809,381	173,690	11,335,483	2,135,073	1,855,675	25,472,834
Cost fully amortized	(2,163,532)	-	(173,690)	-	-	-	(2,337,222)
Amortization expense	-	7,795,629	-	6,811,747	341,137	349,635	15,298,148
Balance at December 31, 2021	-	15,605,010	-	18,147,230	2,476,210	2,205,310	38,433,760

Net book value as at:
Balance at June 30, 2021	-	87,513,783	-	100,920,035	4,652,244	892,391	193,978,453
Balance at December 31, 2021	-	79,718,154	-	94,108,288	4,311,107	542,756	178,680,305

* Other purchased intangibles include non-compete agreements and backlog.

Amortization expense is included in general and administration expense in the consolidated statements of income (loss) and comprehensive income (loss). For the three and six month periods ended December 31, 2021, amortization expenses were $7,643,569 and $15,298,148 (three and six month periods ended December 31, 2020 - $1,466,152 and $2,930,759).

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

7.	Development costs

$
Cost
Balance at June 30, 2020	17,284,963
Additions	1,551,158
Investment tax credits	(448,347)
Cost fully amortized	(15,028,049)
Balance at June 30, 2021	3,359,725
Additions	736,091
Balance at December 31, 2021	4,095,816

Accumulated amortization
Balance at June 30, 2020	(15,485,158)
Amortization	(1,369,830)
Cost fully amortized	15,028,049
Balance at June 30, 2021	(1,826,939)
Amortization	(515,386)
Balance at December 31, 2021	(2,342,325)

	December 31, 2021	June 30, 2021
	$	$
Net capitalized development costs	1,753,491	1,532,786

Each period, additions to development costs are recognized net of investment tax credits accrued. In addition to the above amortization, the Company has recognized $7,418,907 and $15,603,487 of engineering expenditures as an expense during the three and six months periods ended December 31, 2021 (three and six month periods ended December 31, 2020 - $3,953,789 and $8,094,517).

8.	Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at June 30, 2020	32,295,582
Addition through business combinations (Note 20)	235,102,159
Balance at June 30, 2021	267,397,741
Addition through business combinations (Note 20)	2,000,000
Balance at December 31, 2021	269,397,741

For the six month period ended December 31, 2021, the addition to goodwill was from the acquisition of M2 on July 16, 2021 (Note 20). The addition to goodwill for the year ended June 30, 2021 was from the acquisition of StarBlue Inc. on March 31, 2021 (Note 20).

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

9.	Operating facility and loan and derivative liability

(a)	Operating facility and loan

(i)	The Company entered into a new loan facility with two banks and drew down the first tranche of $34,800,000 ($45,699,360 CAD) on October 18, 2019. This loan facility was used to pay down and close all existing loans and to fund part of the purchase of VoIP Innovations LLC. This term facility is repayable over six years on a straight-line basis.

The interest rates charged are based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. Under the terms of these term facilities, the Company may convert the loans from variable to a fixed loan. The Company is required to lock in the interest rate on one half of the term loan within three months of each draw down. On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a 5-year interest rate credit swap with the two banks for $8,700,000 each. The swaps together with protection against the 0% LIBOR floor have effectively converted one half of the variable LIBOR rate to a fixed loan of approximately 4.2% for five years of the six-year remaining balance on the loan. The repayment schedule for the loan has not been impacted by either of these changes. The balance outstanding against this term loan facility as of December 31, 2021 is $21,750,000 (June 30, 2021 - $24,650,000). As at December 31, 2021, term loan facility balance of $5,800,000 (June 30, 2021 - $5,800,000) is classified as current and $15,950,000 (June 30, 2021 - $18,850,000) as long-term in the condensed consolidated interim statements of financial position.

(ii)	The Company also had revolving credit facilities which included a committed revolving credit facility for up to CAD $8,000,000 and a committed swingline credit facility for up to CAD $2,000,000 both of which may be used for general business purposes. On April 3, 2020, the Company drew down $1,300,000 ($1,838,460 CAD) on the swingline credit facility available under the Credit Agreement. On April 17, 2020, the Company drew down $5,300,000 ($7,439,610 CAD) from the revolving credit facility. During August 2020, the Company paid back in full the outstanding amounts on the swingline credit facility and the revolving credit facility. Both facilities remain fully available to the Company.

(iii)	On March 31, 2021, the Company amended its term loan facility with its lenders and drew down an additional $52,500,000 to fund part of the acquisition of StarBlue Inc. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

•	The provision for additional funding related to VoIP Innovations under the original agreement was no longer necessary and has been cancelled.

•	The swingline facility was converted from CAD $2,000,000 to USD $1,500,000.

•	The revolver facility was converted from CAD $8,000,000 to USD $6,000,000.

•	The debt to equity ratio calculation now allows the Company to offset up to US $10,000,000 of unrestrained funds against the outstanding amount of the debt.

The interest rates charged continue to be based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. The incremental draw is repayable, on a straight-line basis, through quarterly payments of $2,187,500 and is due to mature on October 18, 2024. As at December 31, 2021, $8,750,000 (June 30, 2021 - $8,750,000) of the incremental facility is classified as current and $37,187,500 (June 30, 2021 – $41,562,500) is classified as long-term in the condensed consolidated interim statements of financial position.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

9.	Operating facility and loan and derivative liability (continued)

For the three month and six month periods ended December 31,2021, the Company incurred interest costs to service the borrowing facilities in the amount of $500,688 and $1,036,937 (for the three month and six month periods ended December 31, 2020 - $295,894 and $603,232). During the six month period ended December 31, 2021, the Company borrowed $nil (six month period ended December 31, 2020 - $nil) in operating facility and loans and repaid $7,275,000 (six month period ended December 31, 2020 - $9,500,000).

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at December 31, 2021 and June 30, 2021, the Company was in compliance with all covenants related to its credit agreements.

(b) Derivative liability

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive income (loss), net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered into on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering into a 5-year interest rate credit swap with the two banks for $8,700,000 each to manage its exposure to changes in LIBOR-based interest rates. The interest rate swap hedges the variable cash flows associated with the borrowings under the loan facility, effectively providing a fixed rate of interest for five years of the six-year loan term.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400,000 and decreases in line with the term of the loan facility. As of December 31, 2021, the notional amount of the interest rate swap was $11,347,826 (June 30, 2021 – $12,860,870). The interest rate swap has a weighted average fixed rate of 1.65% (June 30, 2021 – 1.65%) and has been designated as an effective cash flow hedge and therefore qualifies for hedge accounting. As at December 31, 2021, the fair value of the interest rate swap liability was valued at $182,256 (June 30, 2021 - $333,315) and was recorded as derivative liability in the condensed consolidated interim statements of financial position. For the three and six month periods ended December 31, 2021, the change in fair value of the interest rate swaps, net of tax, was a gain of $112,039 and $151,059 (three and six month periods ended December 31, 2020 – gain of $55,722 and $91,839) was recorded in other comprehensive income (loss) in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged LIBOR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the LIBOR rate.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

10.	Income tax

The Company income tax expense is determined as follows:

	Three month periods		Six month periods
	ended December 31,		ended December 31,
	2021	2020	2021	2020
Statutory income tax rate	26.37%	26.30%	26.37%	26.30%

	$	$	$	$

Net income (loss) before income taxes	(2,346,696)	2,425,772	(4,939,558)	4,584,943

Expected income tax expense	(618,726)	639,576	(1,302,355)	1,208,858
Difference in foreign tax rates	16,578	(17,987)	9,648	(37,082)
Tax rate changes and other adjustments	75	(1,691)	7	(1,985)
Share based compensation	577,379	(6,313)	1,173,875	(167)
Other non deductible expenses	23,340	39,485	43,864	63,099
True-up of prior years	(22,593)	-	(22,593)	-
Gain on consideration payable	(35,074)	-	25,606	-
Stock options deduction revaluation adjustment	180,064	-	(99,081)	-
Changes in tax benefits not recognized	9,344	-	9,344	-
Income tax (recovery) expense	130,387	653,070	(161,685)	1,232,723

The Company's income tax expense is allocated as follows:	$	$	$	$

Current tax expense	437,790	1,288,717	807,598	1,484,657
Deferred income tax (recovery) expense	(307,403)	(635,647)	(969,283)	(251,934)
Income tax (recovery) expense	130,387	653,070	(161,685)	1,232,723

The following table summarizes the components of deferred tax assets (liabilities):

	December 31,	June 30,
	2021	2021
	$	$
Deferred income tax assets and liabilities
Non-deductible reserves - Canadian	353,141	316,605
Non-deductible reserves - USA	4,693,988	4,711,599
SR&ED investment tax credits, net of 12(1)(x)	1,457,391	1,457,466
Property and equipment - Canadian	(173,998)	(211,565)
Property and equipment - USA	(1,356,606)	(1,492,571)
Deferred development costs	(608,339)	(608,370)
Intangible assets including goodwill - Canadian	(85,883)	(81,574)
Intangible assets including goodwill - USA	(38,650,291)	(41,967,482)
Non-capital losses carried forward - USA	2,646,865	5,159,051
Non-capital losses carried forward - Canadian	67,167	-
Capital losses carried forward and other - Canadian	3,528	3,528
Right of use assets net of obligations - Canadian	38,175	29,988
Right of use assets net of obligations - USA	142,777	148,445
Share issuance costs - Canadian	1,118,125	1,146,005
Acquisition costs & other - USA	394,056	420,608
Stock options - USA	8,358,794	8,259,714
Net deferred income tax liabilities	(21,601,110)	(22,708,553)

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

10.	Income tax (continued)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. The following table shows the movement in net deferred tax assets (liabilities):

	December 31,	June 30,
	2021	2021
	$	$
Balance at the beginning of the period	(22,708,553)	3,879,665
Recognized in profit/loss	969,283	(2,167,141)
Recognized in goodwill	-	(25,462,043)
Recognized in equity	138,259	1,162,220
Recognized in deferred development costs	-	(123,917)
Other foreign exchange movement	(99)	2,663
Balance at the end of the period	(21,601,110)	(22,708,553)

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	June 30,
	2021	2021
	$	$
Capital losses carried forward and other - Canadian	40,635	40,637
Capital losses carried forward - USA	12,884,540	12,884,540

The net capital loss carry forward may be carried forward indefinitely but can only be used to reduce capital gains. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company has deducted available SR&ED for federal and provincial purposes and unutilized SR&ED tax credits. These condensed consolidated interim financial statements take into account an income tax benefit resulting from tax credits available to the Company to reduce its net income for federal and provincial income tax purposes in future years as follows:

Year of	Federal tax credits	Ontario tax credits
expiration	carry forward	carry forward
	$	$
2034	211,910	-
2035	233,033	-
2036	269,957	-
2037	242,364	-
2038	183,636	-
2039	262,957	-
2040	243,520	34,645
2041	332,760	49,122
	1,980,137	83,767

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

10.	Income tax (continued)

The income tax benefit of eligible SR&ED costs incurred in prior years but not utilized has been taken into account in these condensed consolidated interim financial statements.

11.	Shareholders’ equity

(i)	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2021 and 2020, the Company’s issued and outstanding common shares consist of the following:

	Three month periods		Six month periods
	ended December 31,		ended December 31,
	2021	2020	2021	2020
	#	#	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	19,021,614	15,870,966	19,021,644	10,869,676
Shares issued through short form prospectus	-	-	-	5,000,857
Shares issued upon exercise of options	39,594	37,503	39,594	37,936
Rounding of fractional shares in 2021 after share consolidation	-	-	(30)	-
	19,061,208	15,908,469	19,061,208	15,908,469

On March 31, 2021, the Company acquired StarBlue Inc. and issued 3,018,685 common shares valued in the amount of $66,873,399 as part of the consideration, and 18,456 common shares valued in the amount of $330,460 as part of the acquisition costs (Note 20). Under the terms of the agreement, a further 12,695,600 common shares valued in the amount of $192,101,973 will be issued in instalments over fourteen quarters commencing on April 1, 2022 which would bring the total common shares to 31,717,214. The $192,101,973 discounted value of the 12,695,600 common shares not yet issued is recorded as shares to be issued in the condensed consolidated interim statements of changes in shareholders’ equity.

On July 30, 2020, the Company closed its short-form prospectus offering with 5,000,857 common shares being issued at a price of CAD$16.10 per common share including 652,285 common shares issued upon the exercise in full of the over-allotment option grant to the Underwriter for aggregate gross proceeds of CAD $80,513,800 and net proceeds of CAD $75,283,264 ($56,295,235).

During the three and six month periods ended December 31, 2021, a total of 39,594 and 39,594 (three and six month periods ended December 31, 2020 – 37,503 and 37,936) options were exercised for cash consideration of $346,483 and $346,483, (three and six month periods ended December 31, 2020 - $67,096 and $67,508) and the Company recorded a charge of $177,707 and $177,707 (three month and six month periods ended December 31,2020 - $36,072 and $36,484 ) from contributed surplus to share capital.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

11.	Shareholders’ equity (continued)

(ii)            Stock options

During the year ended June 30, 2020, the shareholders of the Company amended the stock option plan (the “plan”) for officers, employees and consultants of the Company. The number of common shares that may be set aside for issuance under the plan (and under all other management stock option and employee stock option plans) is limited to 10% of the outstanding common shares of the corporation provided that the Company complies with the provisions of policies, rules and regulations of applicable securities legislation. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of grant (calculated on a non-diluted basis) less the number of common shares reserved for issuance to such person under any stock option to purchase common shares granted as a compensation or incentive mechanism. Any common shares subject to a stock option, which for any reason are terminated, cancelled, exercised, expired, or surrendered will be available for a subsequent grant under the plan, subject to regulatory requirements.

The stock option price of any common shares cannot be less than the closing price or the minimum price as determined by applicable regulatory authorities of the relevant class or series of shares, on the day immediately preceding the day on which the stock option is granted. Stock options granted under the plan may be exercised during a period not exceeding five years from the date of grant, subject to earlier termination on the termination of the optionee’s employment, on the optionee’s ceasing to be an employee, officer or director of the Company or any of its subsidiaries, as applicable, or on the optionee’s retiring, becoming permanently disabled or dying, subject to certain grace periods to allow the optionee or his or her personal representative time to exercise such stock options. The stock options are non-transferable. The plan contains provisions for adjustment in the number of common shares issuable thereunder in the event of the subdivision, consolidation, reclassification or change of the common shares, a merger, or other relevant changes in the Company’s capitalization. The board of directors may, from time to time, amend or revise the terms of the plan or may terminate the plan at any time.

The following table shows the movement in the stock option plan:

	Number	Weighted
Measurement date	of options	average price
	#	$
Balance, June 30, 2020	642,600	8.52
Exercised	(37,936)	(1.76)
Expired	(3,429)	(8.25)
Forfeited	(36,269)	(11.00)
Balance, December 31,2020	564,966	8.80

Balance, June 30, 2021	1,587,310	19.89
Granted	285,714	18.62
Exercised	(39,594)	8.80
Expired	(277)	9.28
Forfeited	(127,459)	18.62
Rounding of fractional shares	(135)	-
Balance, December 31, 2021	1,705,559	20.03

The Company uses the fair value method to account for all share-based awards granted to employees, officers, and directors. The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge to income over the vesting period of the stock options, with a corresponding increase to contributed surplus. Stock options are granted at a price equal to or above the fair value of the common shares on the day immediately preceding the date of the grant. The consideration received on the exercise of stock options is added to stated capital at the time of exercise.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

11.	Shareholders’ equity (continued)

(ii)            Stock options (continued)

On September 30, 2021, the Company granted 285,714 stock options to employees, officers, and directors at a strike price of $18.62 vesting over a period of four years.

	Six month periods
	ended December 31,
	2021	2020
Share price	$18.62	-
Exercise price	$18.62	-
Expected volatility	59.82%	-
Expected option life	5 years	-
Risk-free interest rate	0.78%	-

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	December 31, 2021		December 31, 2020
Exercise price	Number of stock options outstanding and exercisable	Weighted average remaining contractual life	Number of stock options outstanding and exercisable	Weighted average remaining contractual life
$1.01 - $3.00	-	-	61,096	0.47
$3.01 - $5.00	20,913	0.99	20,563	1.99
$5.01 - $7.00	65,760	1.99	52,065	2.99
$7.01 - $10.00	-	-	6,139	3.41
$10.01 - $15.00	86,553	3.42	-	-
	173,226	2.59	139,863	1.76

For the three and six month periods ended December 31, 2021, the Company recognized share-based compensation expense in the amount of $2,332,976 and $4,452,261 (three and six month periods ended December 31, 2020 - $129,900 and $284,378).

(iii)            Earnings per share

Both the basic and diluted earnings per share have been calculated using the net income attributable to the shareholders of the Company as the numerator.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

11.	Shareholders’ equity (continued)

(iii)            Earnings per share (continued)

	Three month periods		Six month periods
	ended December 31,		ended December 31,
	2021	2020	2021	2020
Number of shares:
Weighted average number of shares outstanding	19,030,708	15,885,707	19,026,161	15,062,849
Shares to be issued	12,695,600	-	12,695,600	-
Weighted average number of shares used in basic earnings per share	31,726,308	15,885,707	31,721,761	15,062,849
Shares deemed to be issued in respect of options and warrants	-	256,137	-	230,037
Weighted average number of shares used in diluted earnings per share	31,726,308	16,141,844	31,721,761	15,292,886

Net income for the period	(2,477,083)	1,772,702	(4,777,873)	3,352,220

Earnings per share:
Basic earnings per share	$(0.078)	$0.112	$(0.151)	$0.223
Diluted earings per share	$(0.078)	$0.110	$(0.151)	$0.219

Under the terms of the StarBlue Inc. share purchase agreement, a further 12,695,600 shares will be issued in instalments over the fourteen quarters commencing on April 1, 2022.

12.	Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions during the six month period ended December 31, 2021 (six month period ended December 31, 2020 - $nil) and had no outstanding balance with related parties as at December 31, 2021 (June 30, 2021 - $nil).

13.	Financial instruments

The fair values of the cash and cash equivalents, trade receivables, contract assets, other current assets, accounts payable and accrued liabilities, consideration payable and derivative liability approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Cash and cash equivalents are comprised of:

	December 31,	June 30,
	2021	2021
	$	$
Cash at bank and on hand	16,953,421	22,095,596
	16,953,421	22,095,596

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at December 31, 2021 and June 30, 2021, the Company had no cash equivalents.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

13.	Financial instruments (continued)

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	Three month periods		Six month periods
	ended December 31,		ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Interest income	(265)	(14,891)	(540)	(16,071)
Interest expense (Notes 9, 17)	597,716	387,096	1,253,571	776,561
Interest expense (net)	597,451	372,205	1,253,031	760,490

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	December 31,	June 30,
	2021	2021
	$	$
Trade receivables aging:
0-30 days	12,262,001	11,691,613
31-90 days	2,986,731	2,786,708
Greater than 90 days	1,756,347	1,350,796
	17,005,079	15,829,117
Expected credit loss provision	(1,029,325)	(1,094,700)
	15,975,754	14,734,417

The movement in the provision for expected credit losses can be reconciled as follows:

	December 31,	June 30,
	2021	2021
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,094,700)	(431,595)
Net change in expected credit loss provision during the period	65,375	(663,105)
Expected credit loss provision, ending balance	(1,029,325)	(1,094,700)

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

13.	Financial instruments (continued)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate. The provision matrix below shows the expected credit loss rate for each aging category of trade receivables.

	December 31, 2021
	Total	Up to 30 days past due	Over 30 days past due	Over 90 days past due
Default rates		1.15%	9.15%	35.00%
Trade receivables	$17,005,079	$12,262,001	$2,986,731	$1,756,347
Expected credit loss provision	$1,029,325	$141,284	$273,394	$614,647

	June 30, 2021
	Total	Up to 30 days past due	Over 30 days past due	Over 90 days past due
Default rates		1.80%	16.81%	30.76%
Trade receivables	$15,829,117	$11,691,613	$2,786,708	$1,350,796
Expected credit loss provision	$1,094,700	$210,648	$468,484	$415,568

Substantially all of the Company’s cash and cash equivalents are held with major Canadian or US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at December 31, 2021:

	For the twelve month periods ended
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	20,895,708	-	-	-	-	20,895,708
Sales tax payable	945,688	-	-	-	-	945,688
Consideration payable	2,367,405	2,671,154	2,130,931	2,130,931	887,888	10,188,309
Operating facility and loans	14,550,000	14,550,000	14,550,000	13,100,000	10,937,500	67,687,500
Lease obligations on right of use assets	2,580,893	2,035,177	1,614,435	1,522,514	6,033,545	13,786,564
Other non-current liabilities	-	-	-	-	895,259	895,259
	41,339,694	19,256,331	18,295,366	16,753,445	18,754,192	114,399,028

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

13.	Financial instruments (continued)

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian dollars (CAD), Euros (EUR), and Great British Pounds (GBP)) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities, and operating facility and loans. As at December 31, 2021, a 10% depreciation or appreciation of the CAD, EUR, and GBP against the U.S. dollar would have resulted in an approximate $111,882 (December 31, 2020 - $69,793) increase or decrease, respectively, in total comprehensive income (loss).

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 9) which bears interest at a floating rate. As at December 31, 2021, a change in the interest rate of 1% per annum would have an impact of approximately $568,125 (December 31, 2020 - $137,750) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 9) to manage the exposure to changes in LIBOR-rate based interest rate. The fair value of the interest rate swaps was estimated based on the present value of projected future cash flows using the LIBOR forward rate curve. The model used to value the interest rate swaps included inputs of readily observable market data, a Level 2 input. As described in detail in Note 9, the fair value of the interest rate swaps was a liability of $182,256 on December 31, 2021 (June 30, 2021 – $333,315).

14.	Capital management

The Company’s objectives in managing capital are to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period and apart from the financial covenants as discussed in Note 9, the Company is not subject to any other capital requirements imposed by external parties.

15.	Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at December 31, 2021 and June 30, 2021 are below:

$
Opening balance, June 30, 2020	10,820,098
Revenue deferred during the year	19,775,691
Deferred revenue amortized into income during the year	(20,374,484)
Additions through business combination (Note 20)	5,532,426
Ending balance, June 30, 2021	15,753,731
Revenue deferred during the period	19,803,663
Deferred revenue amortized into income during the period	(21,780,229)
Ending balance, December 31, 2021	13,777,165

Contract liabilities - Current	9,451,854
Contract liabilities - Non-current	4,325,311
13,777,165

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

16.	Consideration payable

As described in Note 20, consideration in the amount of $13,269,000 was payable as part of the acquisition of Star2Star. The fair value of consideration payable as of December 31, 2021 was determined using an effective tax rate of 24.56% and a discount rate of 4.9%. The fair value of the consideration payable is dependent upon the Company’s share price, foreign exchange rates and Company’s ability to utilize the underlying tax losses as they become available in each reporting period. For the three and six month periods ended December 31, 2021, the Company recognized a gain ($142,809) and a loss $104,258 on change in fair value of consideration payable (three and six month periods ended December 31, 2020 - $nil). The balance of consideration payable as at December 31, 2021 is summarized below:

$
Opening balance, June 30, 2020	-
Additions through business combination (Note 20)	13,269,000
Gain on change in fair value	(4,167,186)
Ending balance, June 30, 2021	9,101,814
Loss on change in fair value	104,258
Ending balance, December 31, 2021	9,206,072

Consideration payable - Current	2,311,413
Consideration payable - Non-current	6,894,659
9,206,072

17.	Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

Right-of-use assets
$
Present value of leases
Opening IFRS 16 value as at July 1, 2020	14,353,099
Additions	1,904,906
Addition through business combination (Note 20)	2,584,109
Terminations	(886,786)
Balance at June 30, 2021	17,955,328
Additions	1,702,862
Terminations	(791,458)
Adjustments due to lease modification	(1,986,584)
Balance at December 31, 2021	16,880,148

Accumulated depreciation and repayments
Opening IFRS 16 value as at July 1, 2020	2,481,570
Depreciation expense	2,513,417
Terminations	(569,575)
Balance at June 30, 2021	4,425,412
Depreciation expense	1,485,942
Terminations	(791,458)
Balance at December 31, 2021	5,119,896

Net book value as at:
June 30, 2021	13,529,916
December 31, 2021	11,760,252

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

17.	Leases: Right-of-use assets and lease obligations (continued)

Lease Obligations
$
Present value of leases
Opening IFRS 16 value as at July 1, 2020	12,197,527
Additions	1,904,906
Addition through business combination (Note 20)	2,662,967
Repayments	(2,605,217)
Interest expense	374,154
Terminations	(291,660)
Balance at June 30, 2021	14,242,677
Additions	1,702,862
Adjustments due to lease modification	(2,090,962)
Repayments	(1,622,541)
Interest expense	216,634
Effects of movements on exchange rates	37,656
Balance at December 31, 2021	12,486,326

Lease Obligations - Current	2,279,968
Lease Obligations - Non-current	10,206,358
12,486,326

18.	Provisions

		Sales returns &	Stock
	Warranty	allowances	rotation
	provision	provision	provision	Total
	$	$	$	$
Balance at June 30, 2020	157,145	69,311	260,000	486,456
Additional provision recognized	84,317	105,853	(234,162)	(43,992)
Balance at June 30, 2021	241,462	175,164	25,838	442,464
Additional provision recognized	(159,557)	(27,995)	28,491	(159,061)
Balance at December 31, 2021	81,905	147,169	54,329	283,403

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

19.	Segment disclosures

The Company operates in one operating segment; development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three and six month periods ended December 31, 2021 and 2020 as follows:

	Three month periods		Six month periods
	ended December 31,		ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Products	16,447,056	11,839,270	32,087,407	23,267,694
Services	37,788,940	15,247,635	74,627,320	30,042,159
Total revenues	54,235,996	27,086,905	106,714,727	53,309,853

The sales, in US dollars, in each of these geographic locations for the three and six month periods ended December 31, 2021 and 2020 as follows:

	Three month periods		Six month periods
	ended December 31,		ended December 31,
	2021	2020	2021	2020
	$	$	$	$
USA	48,047,399	21,347,583	95,098,184	42,845,469
Canada	1,562,127	874,341	2,903,182	1,903,930
All other countries	4,626,470	4,864,981	8,713,361	8,560,454
Total revenues	54,235,996	27,086,905	106,714,727	53,309,853

The non-current assets, in US dollars, in each of the geographic locations as at December 31, 2021 and June 30, 2021 are below:

	December 31,	June 30,
	2021	2021
	$	$
Canada	7,003,367	6,714,850
USA	465,570,640	480,283,246
Total non-current assets	472,574,007	486,998,096

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

20.	Business combinations

a)	On March 31, 2021, the Company acquired all of the shares of StarBlue Inc. (dba Star2Star Communications, herein “Star2Star”). The Company paid an aggregate purchase price of $381,636,405, which comprised of $109,392,033 cash consideration (adjusted from $105,000,000 as a result of initial closing adjustments), 15,714,285 common shares at a discounted value of $258,975,372, and an additional consideration payable for future tax benefit in the amount of $13,269,000. The Company issued 3,018,685 common shares (3,142,857 common shares less 124,172 shares representing a holdback for indemnification purposes) on closing of the acquisition, with the remaining 12,571,428 common shares to be issued and distributed in fourteen quarterly installments commencing on April 1, 2022. The fair value of the share consideration is determined using a put option pricing model with a share price of $22.99 ($28.91 CAD), volatility of 56.58%, risk free rate of 0.221% - 0.855%, time to maturity of 0.003 – 4.25 years. The fair value of $13,269,000 of consideration payable is related to estimated tax losses to be utilized in future years, and is determined using an effective tax rate of 24.56% and a discount rate of 4.9%. The Company acquired Star2Star to expand and broaden the suite of service offerings, add key customers and realize synergies by removing redundancies.

The following table summarizes the fair value of consideration paid on the acquisition date and the allocation of the purchase price to the assets and liabilities acquired.

Consideration	USD
Cash consideration on closing	101,110,566
Net working capital adjustment	446,834
Cash paid relating to debt	2,581,193
Cash held in escrow for working capital	1,000,000
Cash held in escrow for PPP loan forgiveness	4,253,440
Additional consideration for tax	13,269,000
Common shares issued on closing	66,873,399
Common shares reserved in escrow for indemnification	2,129,067
Common shares reserved for future issuance	189,972,906
381,636,405

Purchase price allocation	USD
Cash	3,830,067
Accounts receivable	5,562,064
Inventory	1,448,237
Property and equipment	5,334,933
Right-of-use assets	2,584,109
Other current assets	1,496,235
Accounts payable and accrued liabilities	(8,324,491)
Contract liabilities	(5,532,426)
Other liabilities	(925,334)
Lease obligations on right-of-use assets	(2,662,967)
Intangible assets	169,200,000
Deferred tax liability on intangible	(25,476,181)
Goodwill	235,102,159
381,636,405

Sangoma Technologies Corporation

Notes to the condensed consolidated interim financial statements

For the three and six month periods ended December 31, 2021 and 2020

(Unaudited in US dollars)

20.	Business combinations (continued)

The Company incurred estimated transaction costs in the amount of $3,887,238 which were expensed and included in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the year ended June 30, 2021. These costs were including 18,456 common shares valued at $330,460, which were issued at closing to an advisor. The acquisition has been accounted for using the acquisition method under IFRS 3, Business Combinations.

b)	On July 16, 2021, the Company purchased certain assets of M2 Telecom LLC. M2 was a channel partner for the Company’s wholesale Trunking as a Service “TaaS” business and the Company has taken over the sales team. The Company paid an aggregate purchase price of $2.0 million ($2.5 million CAD) which was allocated as goodwill (Note 8).

21.	Government assistance

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. Government Canada and the Bank of Canada have responded with significant monetary and fiscal interventions designed to stabilize economic conditions as temporary measures and one of them is the Canada Emergency Wage Subsidy (CEWS). The CEWS program offers assistance in the form of wage subsidy for qualifying businesses faced with specified levels of revenue decline, and the subsidy is targeted to either retain workforce on payroll or to re-hire furloughed employees.

The Company received $nil under the CEWS for the three and six month periods ended December 31, 2021 (three and six month periods ended December 31, 2021 – $nil and $106,899) which was recorded as an offset against salaries and wages in operating expenses in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

22.	Subsequent events

There is no subsequent event.

23.	Authorization of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on February 10, 2022.